Diametrics Medical, Inc.

6245 Bristol Parkway #263

Culver City, California 90230

Tel: (310) 670-2595 Fax: (310) 670-4107

September 21, 2006

VIA EDGAR, FACSIMILE AND U.S. MAIL

Brian R. Cascio

Accounting Branch Chief

Securities and Exchange Commission

Washington D.C. 20549

Mail Stop 6010

Re:	Comment letter dated September 11, 2006 (the “Comment Letter”), to the Form 10-KSB for the fiscal year ended December 31, 2005, and Form 10-QSBs for the fiscal quarters ended March 31, 2006, and June 30, 2006, of Diametrics Medical, Inc., File No. 0-21982 (the “Company”)

Dear Mr. Cascio:

The Company has reviewed the Comment Letter, and its responses to the comments therein are set forth below. The Company’s responses are keyed to the comment numbers in the Comment Letter.

Additionally, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Comment No. 1

Based on discussions with the Staff, the Company understands that it was required to file a Form 10-K rather than a Form 10-KSB for its fiscal year ended December 31, 2005, pursuant to Item 10(a)(2)(v) of Regulation SB. Notwithstanding that, the Company respectfully submits that the Form 10-KSB it filed on April 11, 2006 (the “10-KSB”) contained all material information about the Company and its business as it then existed, and believes that filing a Form 10-K would not provide investors with any additional material information necessary for them to make informed decisions about the Company and its business as it existed prior to the transaction described in the next paragraph.

For the information of the Staff, effective as of September 20, 2006, the Company acquired Vanguard Synfuels, L.L.C., an owner and operator of a biodiesel production facility in Pollack, Louisiana (the “Acquisition”). As a result of the Acquisition, the Company will no longer be a “shell company” as defined under SEC rules. The Company will file a Form 8-K on or before September 26, 2006, which will include the disclosures required by Form 10SB for the Company and its new business.

The Company respectfully submits that the 10-KSB included all material information necessary for investors to fully understand the Company and its business prior to the Acquisition. There is a full discussion of the Company’s history and former business, how it became a shell company, and the significant transactions that took place in November and December 2005. Full financial statements for 2005 and 2004 were included in the 10-KSB, along with an MD&A Section analyzing the Company’s financial performance for those years and its current liquidity position. Financial Statements for fiscal 2003 are available to investors by reference to the Company’s 2004 Form 10-K, as is an MD&A Section analyzing fiscal 2004 as compared to fiscal 2003.

Additionally, the 10-KSB contained all material information regarding the Company’s management, Board of Directors, Committees, executive compensation and principal stockholders prior to the Acquisition.

On the other hand, the 10-KSB only omitted four Items that are required to be included in a Form 10-K filing: (i) Item 1A “Risk Factors;” (ii) Item 1B “Unresolved Staff Comments;” (iii) Item 6 “Selected Financial Data;” and (iv) Item 7A “Quantitative and Qualitative Disclosures About Market Risk.” As noted below, the Company respectfully believes those omitted Items were not material to investors’ understanding of the Company’s business as it existed prior to the Acquisition.

With respect to Item 1A “Risk Factors,” since the Company was a shell company with no business operations, the risks disclosed in the Company’s prior filings largely did not apply. The most material risk facing the Company was the ability to find strategic business alternatives and/or additional financing for strategic acquisitions. This risk was disclosed in the last full paragraphs of the Overview Sections of Item 1 “Description of Business” and Item 6 “Management’s Discussion and Analysis or Plan of Operations.” It is also disclosed under “Management’s Plans” in Note 1 to the Financial Statements. The Company respectfully believes that filing a Form 10-K which discloses this risk under a separate Item caption would not provide any meaningful new information to investors.

With respect to Item 1B, the Company had no unresolved Staff comments at the time of the filing of the 10-KSB and anticipates having none with respect to the Comment Letter. The information with respect to Selected Financial Data required by Item 6 of Form S-K can be obtained from the Financial Statements filed pursuant to Item 7 of the 10-KSB, and with respect to Item 7A “Qualitative Disclosures About Market Risks,” since the Company had no business operations, it was no longer exposed to any of the risks relating to currency fluctuations that were disclosed in its Form 10-K for the fiscal year ended December 31, 2004, and was not exposed to any of the other market risks required to be disclosed under Item 305 of Regulation S-K.

In summary, the Company respectfully asserts that the 10-KSB contained all material information necessary for investors to make informed decisions about the Company as it existed prior to the Acquisition, and that the filing of a Form 10-K would not materially add to their understanding of the Company and its operations as it existed prior to the Acquisition. Additionally, the filing of a Form 10-K would cause the Company to expend a substantial amount of capital and management resources to do so, instead of using such resources to implement the Company’s new business plan pursuant to the Acquisition.

Comment No. 2

The Company notes the Staff’s comment, and in future filings will either omit references to valuations or name the experts who performed them and file the required consents as exhibits to the relevant filing.

If you have any further comments on the Company’s filings or any questions regarding the Company’s responses to the Comment Letter, please feel free to contact the undersigned at (310) 670-2595.

Very truly yours,

/s/ Heng Chuk Heng Chuk
Chief Financial Officer

cc:	Jeanne Bennett
Martin F. James
Brian Weiss
Michael McKennon
Craig Gosselin

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